Equinox Fund Management, LLC
Code of Ethics and Conduct

Introduction

This Code of Ethics and Conduct (the "Code") defines Equinox's minimum standards for ethical business practice. It applies to all employees of Equinox or its affiliates (in any case, hereafter "Equinox") whether full-time, part-time or on temporary contracts. Consultants or agents who are retained to represent Equinox are also required to conform to the relevant sections of this Code.

There are a number of basic principles that guide our business practices and conduct. In an effort to reflect fundamental principles of openness, integrity, honesty and trust and with the idea that our employees live up to not only the letter of the law but to the ideals of the organization we highlight the following:

- We must always conduct our business with the highest level of honesty, professionalism and ethical conduct. This high standard must be followed in all dealings with employees, business partners, outside agencies, regulatory bodies and clients. Further, we must follow this standard in our handling of actual or apparent conflicts of interest between personal and professional relationships.

- We must strive for full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), the Commodity Futures Trading Commission ("CFTC"), and other regulatory bodies as well as in any public communications made by or on behalf of Equinox.

- We must fully comply with applicable laws, governmental rules and regulations.

- We must make every effort to continuously improve and uphold our good reputation with customers and business partners and seek to ensure that investors in our funds are treated fairly and appropriately with every interaction.

- Our entire team must constantly seek to encourage an environment of mutual respect, openness and integrity in the workplace. Further, we encourage every member of the team, at all levels in the organization to foster a spirit of teamwork, entrepreneurial energy and enthusiastic client focused activities that resonate our commitment to excellence and our higher ethical standard.

These are the ethical principles on which the Code has been based.

Where you are faced with an ethical decision that is not specifically covered by this Code or by these basic principles, you must seek the advice of the person you report to on a regular basis.

If you are concerned about possible breaches of this Code or other areas of business practice, then you should report any malpractice or illegal acts or omissions immediately to your supervisor. These breaches could be by your peers, ex-colleagues or those in more senior positions.

Any breach of the Code could have serious consequences for Equinox and may result in disciplinary action being taken, up to and including dismissal.

General Employee Conduct

Equinox expects its employees to conduct themselves in a professional and businesslike manner. Fighting, swearing, and similar unprofessional activities are strictly prohibited while on the job.

Employees must not engage in sexual harassment, or conduct themselves in a way that could be construed as such, the use of inappropriate language, the keeping or posting of inappropriate materials in their work area, or accessing inappropriate materials on an Equinox computer are all inappropriate employee behavior.

Conflicts of Interest

Situations which result in actual or even potential conflicts of interest must be avoided by all employees. Personal, social and economic relationships with competitors, suppliers, customers or co-employees which may impair an employee's ability to exercise good judgment on behalf of Equinox should be avoided. Any employee involved in such a relationship must immediately and fully disclose the nature of the relationship to Management so a determination can be made as to whether an actual or potential conflict exists, and if so, how to correct the situation.

Confidentiality

Information about Equinox, its products, performance or customers, which is not publicly available, must be handled with discretion and must not be provided to others unless they are employees who need to know it in order to do their job or are third parties who Equinox has authorized to receive it. Except for our professional advisers, confidential information should normally only be disclosed where an agreement is in place under which the recipient agrees to preserve the confidentiality of the information. Confidential information may only be disclosed or used where this is believed to be for the benefit of Equinox. Any unauthorized disclosure could place the group at an actual or potential commercial disadvantage. Among other things, any unauthorized disclosure could place the Group at an actual or potential

commercial disadvantage, may result in the summary dismissal or other disciplining of the individual concerned and could constitute a serious breach of the criminal law.

In order to safeguard Equinox from legal risk, no confidential information should be obtained from a third party without an appropriate written agreement with the information provider. Information concerning competitors will be accepted only where there is reasonable belief that both receipt and use of the information is lawful.

No offer of employment shall be made to any person in the expectation of obtaining that person's specific knowledge of a former employer's confidential information, nor shall any new employee be placed in a position that would lead them to disclose or make improper use of a former employer's confidential information.

Outside Activities, Employment, and Directorships:
All employees share a serious responsibility for Equinox's good public relations, especially at the community level. Their readiness to help with religious, charitable, educational, and civic activities brings credit to Equinox and is encouraged. Employees must, however, avoid acquiring any business interest or participating in any other activity outside Equinox that would, or would appear to:

- Create an excessive demand upon their time and attention, thus depriving Equinox of their best efforts on the job.

- Create a conflict of interest – an obligation, interest, or distraction – that may interfere with the independent exercise of judgment in Equinox's best interest.

Organization Funds and Other Assets:
Employees who have access to Equinox's funds in any form must follow the prescribed procedures for recording, handling, and protecting money as detailed in Equinox's policies and procedures or other explanatory materials, or both. Equinox imposes strict standards to prevent fraud and dishonesty. If employees become aware of any evidence of fraud and dishonesty, they should immediately advise their supervisor or seek appropriate legal guidance so that Equinox can promptly investigate further.

When an employee's position requires spending funds or incurring any reimbursable personal expenses, that individual must use good judgment on Equinox's behalf to ensure that good value is received for every expenditure, and every expenditure is properly documented.

Equinox funds and all other assets of Equinox are purposed for Equinox only and not for personal benefit. This includes the personal use of the organizational assets, such as computers.

Organization Records and Communications

Accurate and reliable records of many kinds are necessary to meet Equinox's legal, regulatory and financial obligations and generally to manage Equinox's affairs. Equinox's books and records must reflect in an accurate and timely matter all business transactions. The employees responsible for accounting and recordkeeping must fully disclose and record all assets, liabilities, receipts and expenditures, and must exercise diligence in enforcing these requirements.

Employees must not make or engage in any false record or communication of any kind, whether internal or external, including but not limited to:

- False expense, attendance, production, financial, or similar reports and statements.
- False advertising, deceptive marketing practices, or other misleading representations.

Dealing with Outside People and Organizations:

Employees must take care to separate their personal roles from their Equinox positions when communicating on matters not involving Company business. Employees must not use company identification, stationary, supplies, and equipment for personal or political matters.

When communicating publicly on matters that involve Company business, employees must not presume to speak for Equinox on any topic, unless they are certain that the views the express are those of Equinox, and it is Equinox's desire that such views be publicly disseminated.

When dealing with anyone outside Equinox, including public officials, employees must take care not to compromise the integrity or damage the reputation of either Equinox, or any outside individual, business, or government body.

Prompt Communications:

In all matters relevant to customers, government authorities, the public and others in Equinox, all employees must make every effort to achieve complete, accurate, and timely communications – responding promptly and courteously to all proper requests for information and to all complaints.

Failure to Comply with the Provisions of the Code – Sanctions

Rule 204A-1 under the Advisers Act requires every investment adviser to establish, maintain and enforce a written code of ethics that includes certain minimum provisions. Among these provisions are requirements that (i) supervised persons comply with applicable federal securities laws; and (ii) supervised persons report violations of the code to the Chief Compliance Officer.

Strict compliance with the provisions of this Code and all applicable federal securities laws shall be considered a basic condition of employment with Equinox. It is important that employees and supervised persons understand the reasons for compliance with this Code. Equinox's reputation for fair and honest dealing with its clients and the investment community in general has taken considerable time to build. This standing could be seriously damaged as the result of even a single securities transaction considered questionable in light of the fiduciary duty owed to our clients. Employees and supervised persons are required to report all violations of this Code to Equinox's Chief Compliance Officer. Furthermore, supervised persons and employees are urged to seek the advice of the COO for any questions as to the application of this Code to their individual circumstances. Employees should also understand that a material breach of the provisions of this Code may constitute grounds for termination of employment with Equinox.

Equinox Fund Management, LLC
Code of Ethics and Conduct

ACKNOWLEDGMENT

All supervised persons of Equinox are required to certify receipt of and compliance with Equinox's Code of Ethics.

Access Person/Associates/Supervised Persons of Equinox

I have received my copy of Equinox Fund Management, LLC's Code of Conduct/Ethics and have read it, understand it and agree to abide by the provisions therein.

Signed ______________________________

Printed Name ______________________________

Date ______________________________

Please sign the Acknowledgement and retain the Code of Conduct/Ethics for your records.